2020 Fourth Quarter Earnings Conference January 14, 2021

Agenda Welcome Jeff Su, IR Director 4Q20 Financial Results and 1Q21 Outlook Wendell Huang, CFO Key Messages Wendell Huang, CFO C.C. Wei, CEO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2020 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

4Q20 Revenue by Technology

Revenue by Technology

4Q20 Revenue by Platform

2020 Revenue by Platform

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

2020 Financial Highlights

1Q21 Guidance Revenue to be between US$ 12.7 billion and US$ 13.0 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 27.95 NT dollars, management expects: Gross profit margin to be between 50.5% and 52.5% Operating profit margin to be between 39.5% and 41.5%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements TSMC Recognized with 2021 IEEE Corporate Innovation Award (2020/12/09) TSMC Recognizes Outstanding Suppliers at 2020 Supply Chain Management Forum (2020/12/03) TSMC Board of Directors Approved an Investment to Establish a Wholly-Owned Subsidiary in Arizona, U.S., with a Paid-in Capital of US$3.5 Billion (2020/11/10) TSMC Board of Directors Approved NT$2.5 Cash Dividend for the Third Quarter of 2020 and Set March 17 as Ex-Dividend Date, March 23 as the Record Date and April 15, 2021 as the Distribution Date (2020/11/10) TSMC Announces 2020 OIP Partner of the Year Awards for Excellence in Accelerating Silicon Innovation (2020/10/20)

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